SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


03025422

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ______________.

Commission file number 000-29343

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

SBERA 401(k) Plan as adopted by Cambridgeport Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Port Financial Corp.
1380 Soldiers Field Road
Brighton, MA 02135

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SBERA 401(K) PLAN AS ADOPTED BY CAMBRIDGEPORT BANK



BY:______________________________
Robert Montgomery-Rice

DATE: June 26, 2003

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(K) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

FINANCIAL STATEMENTS TO ACCOMPANY THE 2002 FORM 5500
ANNUAL REPORT OF EMPLOYEE BENEFIT PLAN UNDER ERISA OF 1974

FOR THE YEARS ENDED DECEMBER 31, 2002 AND DECEMBER 31, 2001

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(K) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Years Ended December 31, 2002 and December 31, 2001

Page(s)

The Board of Directors
Savings Banks Employees Retirement Association:

We have audited the accompanying Statement of Net Assets Available for Plan Benefits of the Savings Banks Employees Retirement Association ("SBERA") 401(k) Plan as adopted by Cambridgeport Bank (the "Plan") as of December 31, 2002 and 2001 and the related Statement of Changes in Net Assets Available for Plan Benefits for the years then ended. These Financial Statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial status of the Plan as of December 31, 2002 and 2001, and the changes in its financial status for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haverhill, Massachusetts
June 1, 2003

SBERA 401(K) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

Statement of Net Assets Available for Plan Benefits

As of December 31,

		2002		2001
Loan to participants	$	150,451	$	64,840
Investments, at fair market value:				
Interest in SBERA common /collective trust		6,461,502		5,447,569
Net assets available for plan benefits	$	6,611,953	$	5,512,409

The accompanying notes are an integral part of these financial statements

SBERA 401(K) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

Statement of Changes in Net Assets Available for Plan Benefits

For The Years Ended December 31,

	2002	2001
Contributions:		
Employee	$ 637,940	$ 619,290
Employer	368,416	320,661
Employee rollovers	52,265	1,558,311
Total contributions	1,058,621	2,498,262
Investment Income:		
Net investment gain/(loss) from investment in SBERA common/collective trust	229,298	77,730
Interest income, participant loans	8,578	4,328
Total investment income	237,876	82,058
Total additions	1,296,497	2,580,320
401(k) disbursements:		
Benefits paid	192,780	329,962
Corrective payments	-	-
Deemed distributions	4,173	18,994
Total subtractions	196,953	348,956
Net increase/(decrease) before transfer	1,099,544	2,231,364
Transfer of assets to this plan	-	-
Net increase/(decrease) in net assets	1,099,544	2,231,364
Net assets available for plan benefits:		
Beginning of period	5,512,409	3,281,045
End of period	$ 6,611,953	$ 5,512,409

The accompanying notes are an integral part of these financial statements

SBERA 401(K) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

Notes to Financial Statements

(1) Description of Plan

The following brief description of the Savings Banks Employees Retirement Association ("SBERA") 401(k) Plan as adopted by Cambridgeport Bank (the "Bank") is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

General
The Plan is part of the SBERA 401(k) Savings Plan Common/Collective Trust (the "Trust"). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan's assets are jointly invested and the return on the assets is allocated monthly to each Plan based on the percentage of ownership each Plan had in the Trust's net assets at the end of the prior month. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan's ownership percentage in the net assets of the Trust.

The Plan is a defined contribution Plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation
To become eligible for participation, an employee must be at least age 21 and must have completed one year of service. Upon reaching retirement age, a participant can direct distribution of balances under several options described by the 401(k) plan document.

Participants may contribute between one and fifteen percent of their annual earnings on a pretax basis, subject to maximum annual limits. Participants may change their investment options quarterly. The bank may also match a portion of the employee's contribution as outlined in the Plan's adoption agreement.

Withdrawals
Participants may withdraw contributions only after termination of service or, subject to the consent of the Plan Administrator, in the case of financial hardship. Upon termination of employment, retirement or death, all salary deferrals and the vested portion of employer contributions are payable to the participant or his/her beneficiary.

Vesting
Participants are at all times 100% vested in their own contributions to the Plan. Employer contributions, if any, will be 100% vested or vested according to a schedule elected by the employer in the Plan's adoption agreement.

Plan Termination
Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 % vested in their accounts.

(1) Description of Plan (continued)

Participant Loans
Loans may be made to participants when directed by the Plan Administrator upon request by the participant. Each loan shall bear interest at the prime rate, as published in the *Wall Street Journal* on the last day of the previous month prior to the origination of the loan, plus one percentage point. The rate is fixed for the duration of the loan. Interest and principal are repaid and credited to the participant's account based on his/her current investment choices.

The maximum loan amount is one half of the participant's vested 401(k) account balance, not to exceed fifty thousand dollars. The minimum loan amount is one thousand dollars. Loans are repayable over a period of up to five years.

Benefit Payments
Benefits are recorded when paid.

Investment Options
Participants may direct the investment of their deferrals and any employer matching contributions to any of eight investment accounts, in accordance with the participant's election. Earnings in these funds and/or market gains or losses are reflected in their changing unit values or returns.

Money Market Account
A portfolio of U.S. Treasury or agency obligations with maturities of six months or less.

Equity Account
A diversified portfolio of domestic and international stocks.

Bond Account
A portfolio of U.S. Treasury obligations and other obligations guaranteed by the U.S. Government or its agencies.

Asset Allocation Account
A portfolio of domestic and international common stocks, bonds and money market investments.

Index 500 Account
A portfolio of domestic stocks based upon the *Standard & Poor's 500 Composite Price Index*.

Small Cap Equity Account
A portfolio of common stocks of small to medium sized companies.

International Equity Account
A portfolio of international equity securities.

(1) Description of Plan (continued)

Fidelity Enhanced Index Account
A portfolio of domestic stocks based upon the *Standard & Poor's 500 Composite Price Index*, invested only in stocks held by Fidelity Investment's mutual funds.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation*
The financial statements of the Plan have been prepared on an accrual basis and are in conformity with accounting principles generally accepted in the United States of America.

(b) *Valuation of Investments*
Investments consist of assets held in The Savings Banks Employees Retirement Association Common/Collective Trust and are valued at their fair market value as of December 31, 2002 and 2001. Participant loans are valued at cost, which approximates market value. The Trust reports bonds and other obligations, short term investments and equity securities at fair values based on published quotations. Interest earned is recorded on the accrual basis. Dividends are recorded when received. Purchases and sales of investments are recorded on a trade date basis. Gains and losses on the sale of investments are calculated using the average cost method.

(c) *Use of Estimates*
In addition, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make significant estimates and assumptions that affect the reported amounts of assets at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. These significant estimates include the accumulated plan benefits and market values of investments. Actual results could differ from those estimates.

SBERA 401(K) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

Notes to Financial Statements

(3) Investments

The plan owned approximately 1.04% of the fair market value of the Trust net assets at December 31, 2002. Financial statements of the Trust as a whole at December 31, 2002 were:

		December 31, 2002
Cash	$	24,657,006
Investments:		
Bonds and other obligations:		
U.S. Government and agency obligations		78,597,515
Other bonds and obligations		-
Total bonds and other obligations		78,597,515
Short-term investments		105,318,094
Equity securities, primarily common stock		353,883,256
Guaranteed investment contract		37,683,741
Balanced fund		28,644,178
Loans to 401(k) plan participants		6,738,892
Total investments		610,865,676
Other assets and (liabilities), net		1,442,837
Total Trust net assets	$	636,965,519

(4) Trust Income

Trust income or (loss) for the year ended December 31, 2002 was comprised of:

Investment income:		
Net realized gains on investments	$	(6,115,333)
Interest and dividends		21,659,423
Unrealized appreciation/(depreciation) of investments		(43,336,184)
Total investment income		(27,792,094)
Administrative expenses		(436,747)
Total Trust net income or (loss)	$	(28,228,841)
Portion allocated to this plan	$	229,298

(5) Administration of the Plan

Investment expenses of the Trust's Funds, such as custodial and advisory fees, are borne by the Trust. Transaction fees are borne by the Trust and are recorded as part of the cost of the investments acquired. Miscellaneous fees, including audit fees, are allocated to the Plan's sponsor.

(6) Federal Income Taxes

The SBERA 401(k) Plan is a Volume Submitter Plan, which has been approved by the Internal Revenue Service (IRS). SBERA is presently has individual determination letters for each adopting employer. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

SBERA 401(K) PLAN
AS ADOPTED BY CAMBRIDGEPORT BANK

Supplemental Schedules

As of December 31, 2002

Form 5500, Schedule H, Part IV, Line 4(i):
Total Assets Held For Investment Purposes

Issue	Description	Cost	Current Value
* The Savings Bank Employees Retirement Association	The Savings Bank Employees Retirement Association Common/Collective Trust	$ $6,835,516	$ 6,461,502
* Participant Loans	Interest of prime at loan origination plus 1%	$ -	$ 150,451

Form 5500, Schedule H, Part IV, Line 4(j):
Schedule of Reportable Transactions

Investments that represent 5% or more of total net assets available for the Plan under the Trust's pension benefits are as follows:

The Savings Bank Employees Retirement Association Common/Collective Trust	No reportable transaction

* - Party in interest to the Plan

EXHIBIT 99.1

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Robert Montgomery-Rice, is considered to be the President and Chief Executive Officer of the SBERA 401(k) Plan as adopted by Cambridgeport Bank (the "Plan").

This statement is being furnished in connection with the filing by the Plan of the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 2002 (the "Report").

By execution of this statement, I certify that:

A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.



June 26, 2003
Dated

Robert Montgomery-Rice

[TPW: WA:3135074.1] 18680-00108 06/25/2003 7:57 AM

EXHIBIT 99.2

STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Robert Montgomery-Rice, is considered to be the Chief Financial Officer of SBERA 401(k) Plan as adopted by Cambridgeport Bank(the "Plan").

This statement is being furnished in connection with the filing by the Plan of the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 2002 (the "Report").

By execution of this statement, I certify that:

A) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.



June 26, 2003
Dated

Robert Montgomery-Rice

[TPW: WA:3135074.1] 18680-00108 06/25/2003 7:57 AM